Exhibit 99.5

March 7, 2017

Gregory Trudel

President & CEO

Encision, Inc.

6797 Winchester Circle

Boulder, CO 80301

Dear Greg,

I appreciate the phone call this past Friday regarding our request to conduct necessary due diligence before making an offer for Encision. The board’s denial of our due diligence request was odd, especially when you agreed to it during my recent visit and in a subsequent email. The reason the board stated was that there would be no interest in a market or slightly above market sale of the company. It is difficult to determine an appropriate price for the company and whether there is any hidden value without the opportunity to conduct due diligence. As I stated on the call, Encision continues to go broke and the further the board allows it to be driven it into the dirt the cheaper it will be for the future owner. As a shareholder, it is disappointing that the management team continues to act in its own best interest, rather than the best interest of the company and its shareholders. It appears to us that the directors are more interested in keeping their jobs and earning fees from the company than they are in properly performing their duties as board members. We strongly recommend that you reconsider your refusal to grant us access to the information we have requested. We ended the brief call by discussing a meeting next month at the AORN conference and that offer still stands.

Over a year ago in January, I reached out to you to discuss our interest in Encision. Since that time, Encision has continued to chart the same course. This course has resulted in Encision reporting additional losses of over $800,000 since this meeting (the four quarters making up last calendar year). We expect more of the same in the current quarter when Encision reports next month. While Encision may slow its demise by cutting some costs, a likely continued sales decline will ultimately negate this cost cutting.

Brett and I have discussed Encision’s R & D activities (at least the ones that we know about), and if we purchased the company we would likely toss the resulting products in the trash bin. From what we have seen, nothing in this pipeline can save the company. To the contrary, these projects will continue to drain cash and further Encision’s demise. We believe that the underlying problem is that the needs of the marketplace continue to elude the board’s leadership. That said, I see no real reason to continue pointing out what is obvious to people that have run, and continue to run, successful enterprises in the medical device arena.

As Encision tries to figure out a way to survive another quarter, the enterprises Brett and I operate continue to thrive. At some point we hope Encision recognizes it is time for this management team to throw in the towel and quit adding to the $20+ million loss carry-forward. If you still want to meet at the AORN let us know. In the meantime, expect to hear more from us as disappointed shareholders.

Best regards,

/s/ Tim Wynne
Tim Wynne
CEO & Director of New Business Development
The OR Company LLC